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                             January 19, 2021

       Mitchell Gaynor
       Chief Administration and Legal Officer
       Marvell Technology, Inc.
       1000 N. West Street, Suite 1200
       Wilmington, Delaware 19801

                                                        Re: Marvell Technology,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 22,
2020
                                                            File No. 333-251606

       Dear Mr. Gaynor:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Summary, page 18

   1. We note the use of defined terms such Inphi Acquisition Proposal and Inphi Acquisition
                                                        Inquiry on pages 30-32,
and the cross reference to other sections of the document. Please briefly explain in the
Summary section the meaning of these terms.
       HoldCo may be unable to realize anticipated cost synergies, page 41

   2. Please elaborate on the nature of the synergies and quantify them if possible. Please also quantify, if practical,
the substantial costs involved in the mergers.
 Mitchell Gaynor
FirstName  LastNameMitchell  Gaynor
Marvell Technology, Inc.
Comapany
January 19,NameMarvell
            2021         Technology, Inc.
January
Page 2 19, 2021 Page 2
FirstName LastName



The HoldCo Charter provides that the Court of Chancery of the State of Delaware, page 47

3. We note that your disclosure that your exclusive forum provision does not apply to actions arising under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
         We also note your exclusive forum provision designates the federal district courts of the
         United States of America as the forum for any complaint asserting a cause of action under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         Please ensure that the scope of your provision described on pages 47 and 204 are consistent with Article XI of your amended and restated certificate of incorporation.
Background of the Mergers, page 88

4. Please revise to disclose in greater detail the negotiations regarding the amount of the termination fees.
5. We note throughout this section that you reference potential synergies discussed at various meetings. Please revise your disclosure throughout to describe the particular synergies that were discussed at each meeting, including identifying the particular synergies and benefits and quantifying them as appropriate.
6. Please expand your disclosure regarding Inphi's discussions with unsolicited third party, the three additional parties contacted by Qatalyst Partners in 2019, and the third party contacted by Dr. Tamer in 2020. Please expand your disclosure to discuss in greater detail these other potential parties, including their size and material attributes, and the reasons they were not pursued.
Litigation Related to the Mergers, page 147

7. We note that a complaint has been filed against Inphi in the Southern District of New
         York. Please revise your disclosure to describe any litigation in connection with the
         Mergers.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mitchell Gaynor
Marvell Technology, Inc.
January 19, 2021
Page 3

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Jean Yu, Staff
Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-
551-3754 or Anne Parker, Office Chief, at 202-551-3611 with any other questions.



FirstName LastNameMitchell Gaynor                        Sincerely,
Comapany NameMarvell Technology, Inc.
                                                         Division of
Corporation Finance
January 19, 2021 Page 3                                  Office of
Manufacturing
FirstName LastName